EXHIBIT 99.1

Equinor ASA: Buy-back of shares to share programs for employees

Equinor ASA (OSE: EQNR, NYSE: EQNR) has on 9 February 2022 engaged a third party to conduct repurchases of the company’s own shares to be used in the share-based incentive programs for employees and management for the period from 15 February 2022 until 13 January 2023.

Shares acquired under the buy-back programme in the period from 15 February 2022 to 13 May 2022 is based upon the authorization from the annual general meeting on 11 May 2021 and registered in the Norwegian register for business enterprises. According to the authorization, the maximum number of shares to be purchased in the market is 15,200,000, the minimum price that can be paid for the shares is NOK 50, and the maximum price is NOK 500. Share buyback after the annual general meeting 2022 is subject to a new authorization.

The buy-back programme is time-scheduled, and the share purchases shall take place on specific dates in the period from 15 February 2022 until 13 January 2023 with a determined purchase amount on each date, as set out in the buy-back programme.

The total purchase amount under the share buy-back programme is NOK 1,413,000,000. The maximum number of shares to be acquired is 20,800,000 shares, of which up to 10,400,000 shares can be acquired in the period from 15 February 2022 to 13 May 2022, and up to 10,400,000 shares can be acquired in the period from 15 June 2022 to 13 January 2023.

The shares shall be used to meet obligations towards employees who participate in the company’s share saving program and the long-term incentive scheme.

Shares will be purchased on the Oslo Stock Exchange. The share buy-back programme will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021.

Further information from:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584 (mobile)

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.